EXHIBIT 99.1

Statoil ASA: Announcement of dividend per share for the third quarter 2016 in NOK

Statoil (OSE: STL, NYSE: STO) announced 27 October 2016 dividend per share of USD 0.2201 for third quarter 2016. The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 23 February 2017, in total seven business days.

Average Norges Bank fixing rate for this period was 8.3528. Third quarter 2016 dividend per share is consequently NOK 1.8384.

Under the two-year scrip dividend programme ("Scrip Dividend Programme") approved by the Annual General meeting 11 May 2016, shareholders will have the option to receive dividend in newly issued dividend shares. The subscription period for third quarter 2016 shall commence on or around 13 March 2017 and end on or around 24 March 2017. Further information about the Scrip Dividend Programme will be published in due course.

Cash dividend (net of any costs of newly issued dividend shares elected under the Scrip Dividend Programme) will be paid to shareholders on Oslo Børs on or around 7 April 2017 and to shareholders on New York Stock Exchange on or around 10 April 2017.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.